Barossa Coffee Company, Inc.
                       311 S. State, Suite 460
                      Salt Lake City, Utah 84111
                            (801) 364-9262


Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:  Registration Statement on Form SB-2  File No. 333-126514

TO WHOM IT MAY CONCERN:

The Issuer would like this registration statement to be declared effective as soon as possible, and hereby requests acceleration of effectiveness to 5:00 p.m. EDT on September 20, 2005, or as soon thereafter as practicable.

We hereby acknowledge that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Barossa Coffee Company, Inc.


/s/ Adam Gatto
Adam Gatto, President